EXHIBIT 6.50


                                    SUBLEASE

This AGREEMENT OF SUBLEASE made this 20th day of January l998 by and between 1-800-AutoTow, Inc., a Delaware corporation ("Sublessee") and Aerotek Inc., a Maryland corporation ("Sublessor").

NOW, therefore, the parties hereto agree as follows:

1. Premises: For and in consideration of the rental and other sums hereinafter provided for, to be paid by the Sublessee, and the terms, covenants, conditions, and agreements hereinafter set forth, Sublessor hereby leases to the Sublessee approxirnately 4.272 rentable square feet (A portion of Suite 300 to be called suite 330) of the Leased Premises ("Sublease Premises"), located at 1301 N. Congress Avenue, Boynton Beach, FL 33426.

2. Sublease Term: The term of this sublease shall commence upon the receipt of the C.O. and end on June 30, 2001. However, the commencement date will be no later than 45 days from the time at which Sublessor has made the space available to Sublessee which is scheduled for March 1, 1998 with a target date of Rent and Sublease commencement to be on 4/01/98.

3. Basic Rent: Sublessee covenants and agrees to pay the Sublessor without notice or demand or offset Basic Rent which shall be inclusive of all operating expenses during the first full 12 calendar months. Sublessee shall be granted a 1998 base year for operating expenses and shall pay its proportionate share of any increases above the base year. Sublessee's proportionate share shall be 54.6% percent of the leased Premises calculated as follows 4,272 RSF divided by 7,830 RSF. In addition to Basic Rent, Sublessee shall be responsible for its proportionate share of electric which is used within the premises. Sublessee must also pay all applicable sales tax on the Basic Rent which is currently six
(6) percent however, is subject to change at anytime based on governmental action. The Sublessee shall pay at the signing of this sublease agreement the security deposit as required in Section 15 of this Sublease Agreement and Sublessee shall be required to pay the first month's rent by February 1, 1998. Sublessee shall rnake payments on or before the first (1st) day of each month of the Sublease Term in accordance with the following Base Rent schedule:

Base Rent                         Annually          Monthlv             Period
---------                         --------          -------
Year 1                      $64,080.00               $5,340.00         4/01198-3/31/99
Year2                       $67,284.00               $5,607.00          4/01/99-3/31100
Year3                       $70,488.00               $5,874.00          4/01/00-3/31/01
Balance of Term             $16,821.00               $5,607.00          4/0l/0l-6/30/0l (Approx. 3 Months)
Total:                      $218,673.00

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

* lf any installment of Basic Rent or additional rent provided for in this Sublease, or any part hereof, is not paid by the due date, it shall be subject to a service charge of (2%) of the unpaid rent due for each month or fraction thereof (or such lesser percentage as may be the maximum amount permitted by law) until paid.

* The operating expense amounts may be changed based on expenses established or actually paid by Landlord (Lessor). If the Sublease Term shall commence on a day other than the first (1st) day of a month, Sublessee shall pay on the Commencement Date for the fractional part of a month at the beginning of the term, a prorated amount of such month's rent If the Sublease Term shall end on a date other than the last day of a mouth, then Sublessee shall pay a prorated amount of such month's rent All rent checks should be made payable to Aerotek Inc., 7301 Parkway Drive, Hanover, MD 21076, Attn: Corporate Real Estate (Sublease).

4. Prime Lease: This Sublease is subject and subordinate to the Prime Lease. All the terms, covenants and conditions in the Prime Lease shall be applicable to this Sublease with the same force and effect as if the Sublessor were the Landlord under the Prime Lease and Sublessee were the Tenant thereunder; and in case of any breach or default hereof by Sublessee, Sublessor shall have all the rights against the Sublessee as would be available to the Landlord against the Tenant under the Prime Lease if such breach were by the Tenant thereunder.

Sublessee shall neither do nor permit anything to be done which would cause the Prime Lease to be terminated or forfeited by reason of any right of termination or forfeiture reserved or vested in the Landlord under the Prime Lease. Sublessee has examined said Lease, understands the terms herein and agrees to abide by the terms conditions therein.

5. Limitation: Notwithstanding anything herein contained, the only services or rights to which Sublessee is entitled hereunder are those to which Sublessor is entitled under the Prime Lease and that for all such services and rights Sublessee will look to the Landlord under the Prime Lease.

6. Imnrovements to the Sublease Premises: Sublessor will provide an allowance of up to $14,000.00 to Sublessee in order to perform any modifications, including any demising wall for the separation of the two spaces within the Premises. All construction and times of construction are subject to the approval of the Sublessor and Landlord and the municipality in which the building is located. This allowance is inclusive of any costs of construction drawings, space planning, required permits, and inclusive of a management supervision fee equal to five (5) percent Sublessor will contract out the interior improvements upon the completion of an agreed upon space plan and any required construction documents between Sublessor and Subtenant. If the cost for all of the improvements, inclusive of construction drawings, space planning, and required permits exceed the allowance of $14,000.00, then Sublessee shall reimburse Sublessor for any variance within 30 days of receipt of invoice. Subject to any direct costs, fees or expenses incurred by Landlord or its mana8ement company ill association with this Sublease.

7. Sublessee Imorovements: Sublessee understands that there are to be no improvements or modifications made to the Sublease Premises, without the prior written consent of Sublessor and Landlord in each instance. Should consent be given, it is understood that any work performed in the space shall only be performed by a state licensed contractor. The Sublessee shall be responsible for obtaining all permits required by the municipality for said improvements after the initial improvements to the Premises are cornpleted.

8. Surrender of Premises: Upon any termination or expiration of this Sublease, Sublessee shall surrender the Sublease Premises in a clean and operational condition, except for normal "wear and tear." Sublessee, at Sublessee's sole cost and expense, shall be responsible for repairing any damage to the Sublease Premises excluding normal "wear and tear" which may exist at the termination or expiration of this Sublease. This Sublease shall automatically terminate upon the termination, expiration, cancellation or other expiration of the Prime Lease.

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

9. Subleasing and Assigning: Sublessee covenants and agrees that the Subleased Premises shall be used and occupied by the Sublessee in a careful, safe, and proper manner. Sublessee, for itself, its heirs, personal representatives, successors and assigns, expressly covenants that it shall not be permitted to assign, mortgage or encumber this Sublease, or lease, use or Permit the Sublease Premises or any part thereof to be used by others unless otherwise provided for within the Master Lease.

10. Renresentations and Warranties: Sublessee represents and warrants to Sublessor that: (a) Sublessee is a corporation duly organized, validly existing and in good standing in accordance with the laws of the state under which it was organized; (b) the individual executing this Sublease on behalf of Sublessee is authorized to do so, and such execution shall bind Sublessee (please provide authorization documentation); and (c) Sublessee has read and is familiar with the terms of the Prime Lease.

11. Use: It is understood and agreed the Sublessor permits Sublessee to use the Leased Premises for and only for general office purposes, and for no other purposes whatsoever. Any other use of the Subleased Premises by the Sublessee shall be subject to the review and written approval of the Sublessor and the Landlord.

12. Insurance: It is understood and agreed that Sublessee shall carry all insurance required as noted in Article 32 of the Prime Lease and shall protect both Sublessor and Landlord against all potential casualties and losses. Prior to any construction or occupancy, Sublessee shall provide Landlord with all required certificates of insurance required therein.

13. Notices: Any notice required or desired to be given to any party hereto shall be in writing and sent by certified mail, return receipt requested, and be addressed to the parties hereto at their addresses as set forth below:

                  If to Sublessee - Republic Security Bank Building 1 -800-AutoTow, Inc.
                  1301 N. Congress Avenue
                  Suite 330
                  Boynton Beach, FL 33426
                  Attn:    Joel Nagelmann

                  If to Sublessor - Aerotek Inc.
                  7301 Parkway Drive
                  Hanover, MD 21076
                  Attn:    Corporate Real Estate

                  To Landlord:
                  Canterbury Realty
                  2295 Corporate Blvd., #134
                  Boca Raton, FL 33431

14. Option to Terminate: Sublessee shall have the one time right to cancel this sublease agreement on 12/31/98 with written notice provided to Sublessor no later than 7/31/98. Sublessee shall pay a penalty at the time of written notification to Sublessor in the amount of $32,000.00. Sublessor will guarantee to Sublessee, provided that Sublessee does not exercise its termination option and so long as Sublessee is not in default of any of the terms and conditions of the Lease, Sublessor will not exercise its termination option.

15. Securitv Deposit Sublessee will deliver to Sublessor an amount of $11,214.00 as a security deposit to be refunded upon Lease expiration or upon the termination of this sublease as provided by herein. The security deposit will be used to offset any damage beyond normal wear and tear in the Premises due to Subtenant's negligence. The security deposit will be due upon the signing of the Sublease Agreement

16. Building Directorv: Subject to the prior Lease Landlord or Sublessor (subject to Landlord's written approval) shall place Sublessee's name on the building directory at Sublessee's sole cost and expense. Landlord and Sublessor shall permit Sublessee to place its name and logo on or by Sublessee's entrance door at Sublessee's sole cost and expense according to building standards.

17. Signage: Subject to the prior Lease Sublessor will allow Sublessee, subject to Landlord's written approval, to share the available space on both sides of the Pylon Adjacent to Congress Avenue. Sublessee agrees to pay its proportionate share of expenses related to obtaining the signage.

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


18. Right Of First Refusal: Subject to Landlord's consent and the Prior Lease Sublessor shall assign to Sublessee its Right of First Offer as stated in
Section 48 of the Master Lease provided that it is permissible by law.

19. Entire Ageement This Sublease constitutes the entire agreement between the parties hereto and no earlier statements or prior written matters shall have any force or effect. Sublessee and Sublessor agree that neither party is relying on any representations or agreements of the other, except those contained in this Sublease. This Sublease shall not be modified, canceled, or amended except by written instrument subscribed by both parties.

IN WITNESS WHEREOF, Sublessor and Sublessee have respectively signed and sealed this Sublease as of the day and year first written above.

WITNESS:                                    AEROTEK, INC.
                                            ("Sublessor")

                                            /s/ Eric Murray
                                            -------------------
                                            Eric Murray
                                            Corp. Real Estate Mgr.


                                            1-800-AutoTow, Inc.
                                            ("Sublessee")

/s/ J. Konigsberg                           /s/ Joel B. Nagelmann
-----------------                           ---------------------
J. Konigsberg                               Joel B. Nagelmann
Vice President                              President



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